ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

September 3, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Ashmore Funds Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Ashmore Funds, a Massachusetts business trust (the “Trust”), we are today filing an Initial Registration Statement on Form N-1A (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”). Earlier today, we filed a Form N-8A pursuant to the 1940 Act on behalf of the Trust.

The Trust intends to commence sales of shares of series of the Trust as soon as practicable after the effective date of the Registration Statement. In addition, the Trust may distribute preliminary prospectuses for the series of the Trust prior to effectiveness of the Registration Statement. Additional information, including the identity of the full board of trustees of the Trust, such changes as may be appropriate in light of comments, if any, made by the staff of the Commission, as well as the remaining exhibits to the Registration Statement will be filed by pre-effective amendment.

No fees are required in connection with this filing. Please direct any questions regarding the enclosed materials to the undersigned at (202) 508-4632.

Sincerely,

/s/ Jeremy C. Smith
Jeremy C. Smith

cc:	Alexandra Autrey, Ashmore Investment Management Limited
Davina Chew, Ashmore Investment Management Limited
David Sullivan, Ropes & Gray LLP
Jessica Reece, Ropes & Gray LLP